Bridgetown Holdings Limited

c/o 38/F Champion Tower

3 Garden Road, Central
Hong Kong

VIA EDGAR

September 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Bridgetown Holdings Limited
Preliminary Proxy Statement on Schedule 14A
Filed September 7, 2022
File No. 001-39623

Dear Mr. Holt:

Bridgetown Holdings Limited (the “Company,” “we,” “our,” or “us”) hereby transmits its response to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 19, 2022, relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on September 7, 2022 (the “Proxy Statement”).

Per discussions with the Staff, we have filed an amendment to the Proxy Statement concurrently with the filing of this response letter to afford the Staff the ability to review such proposed language as soon as possible.

We thank the Staff for its review of the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal.

If you have any questions or require any additional information, please feel do not hesitate to contact our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Wong
Daniel Wong, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP